Filed by Live Oak Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. II

Commission File No.: 001-39755

Date: October 1, 2021

The following press release was issued by Navitas Semiconductor Limited on October 1, 2021.

Olympic Champion Endorses New Xiaomi Civi Smartphone, in Fourth Navitas-Xiaomi Collaboration

Compact, portable 55W GaNFast charger powers the thin and light Xiaomi Civi

DUBLIN, IRELAND: OCTOBER 1ST, 2021: Navitas Semiconductor today announced that Xiaomi has officially released its new smartphone, the Xiaomi Civi, equipped with a 55W gallium nitride (GaN) charger using Navitas’ GaNFast™ power IC. In Xiaomi tests, the charger powers the Civi’s 4500mAh battery from 0 to 100% in just 50 minutes. The lightweight, high-performance full-power 55W GaN charger mirrors the thin and light features of the Civi, bringing consumers an outstanding mobile experience.

The Civi is an important, contemporary model for Xiaomi, targeting the young, female consumer market. It combines fashion with innovative imaging technology and aims to channel a person’s natural self-confidence. The Civi uses the Qualcomm Snapdragon 778G mobile platform, with a 6.55-inch curved OLED flexible screen with 120Hz refresh rate and Dolby Vision to deliver an accurate, dynamic visual experience. Xiaomi has created an all-glass, anti-glare back surface for a silky-smooth texture with no fingerprints. The Civi’s main feature package consists of a 32-megapixel front HD camera, two front soft-lights, support for auto focus and Xiaomi’s picture-enhancement technology for optimal ‘selfies’.

Even with such powerful, advanced technology and with a large 4500mAh battery, the Civi is a slimline 6.98mm thin, and a featherweight 166g. For such a large-capacity battery, Xiaomi chose the Navitas-enabled small and portable 55W charger, for quick charging anytime, anywhere.

The Xiaomi Civi advances the brand’s proposition of “innately good-looking” and invited Tokyo Olympics shooting champion Qian YANG to be the spokesperson. Xiaomi have delivered a high-quality mobile experience and implements characteristics of lightweight, compact and efficient technology. At the Civi’s launch conference, Xiaomi Civi product manager and brand spokesperson Siqi WEI said “A powerful 55W means that every consumer can experience the fast-charging fun of gallium nitride chargers.”

Xiang WANG, partner and president of Xiaomi Group, said, “The Xiaomi Civi demonstrates Xiaomi’s emphasis on technological exploration and user experience. We have fully considered the majority of Mi Fans’ aspirations for a mobile phone experience. The 55W gallium nitride charger jointly developed by Xiaomi and Navitas is small and lightweight, which greatly relieves the pressure of users to carry the charger when going out, and provides a flagship for Mi Fans, with a high-class life experience.”

Gallium nitride (GaN) devices are the leading-edge of power semiconductor technology, operating 20x faster than traditional silicon chips, and can achieve up to 3x more power or 3x faster charging in half the size and weight. Navitas’ GaNFast power ICs integrates GaN power, GaN drive, protection and control. Xiaomi’s 55W charger uses an NV6115 GaN power IC in a high-frequency quasi-resonant (HQFR) flyback converter, and by using a high-frequency planar transformer, it further reduces the size and weight of the charger.

“We are very happy to partner with Xiaomi again with our 4th major Xiaomi smartphone platform to be powered by our GaNFast chargers,” said Gene SHERIDAN, Navitas’ co-founder and CEO. “Lightweight and compact GaN fast chargers target users who like thin and light mobile phones, with a faster, safer and reliable charging experience.”

About Xiaomi

Xiaomi Corporation was founded in April 2010 and listed on the Main Board of the Hong Kong Stock Exchange on July 9, 2018 (1810.HK). Xiaomi is a consumer electronics and smart manufacturing company with smartphones and smart hardware connected by an IoT platform at its core.

Embracing our vision of “Make friends with users and be the coolest company in the users’ hearts”, Xiaomi continuously pursues innovations, high-quality user experience and operational efficiency. The company relentlessly builds amazing products with honest prices to let everyone in the world enjoy a better life through innovative technology.

Xiaomi is one of the world’s leading smartphone companies. The company’s market share in terms of smartphone shipments ranked no. 2 globally in the second quarter of 2021. The company has also established the world’s leading consumer AIoT (AI+IoT) platform, with 374.5 million smart devices connected to its platform (excluding smartphones and laptops) as of 31 March 31, 2021, excluding smartphones and laptops. Xiaomi products are present in more than 100 countries and regions around the world. In August 2021, the company made the Fortune Global 500 list for the third time, ranking 338th, up 84 places compared to 2020.

Xiaomi is a constituent of the Hang Seng Index, Hang Seng China Enterprises Index, Hang Seng TECH Index and Hang Seng China 50 Index.

About Navitas

Navitas Semiconductor Limited is the industry leader in GaN power IC’s, founded in 2014. Navitas has a strong and growing team of power semiconductor industry experts with a combined 300 years of experience in materials, devices, applications, systems and marketing, plus a proven record of innovation with over 200 patents among its founders. GaN power ICs integrate GaN power with drive, control and protection to enable faster charging, higher power density and greater energy savings for mobile, consumer, enterprise, eMobility and new energy markets. Over 130 Navitas patents are issued or pending, and over 25 million GaNFast power ICs have been shipped with zero reported GaN field failures. On May 7th, 2021, Navitas announced plans to “Go Public at an Enterprise Value of $1.04 Billion via Live Oak II (NYSE: LOKB) SPAC Business Combination”.

Cautionary Statement Regarding Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding the proposed transaction, the ability of the parties to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “plan,” “seek,” “expect,” “project,” “forecast,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Live Oak II and Navitas caution you that the forward-looking statements contained in this press release are subject to numerous risks and uncertainties, including the possibility that the expected growth of Navitas’ business will not be realized, or will not be realized within the expected time period, due to, among other things: (i) Navitas’ goals and strategies, future business development, financial condition and results of operations; (ii) Navitas’ customer relationships and ability to retain and expand these customer relationships; (iii) Navitas’ ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting Navitas’ expenses; (iv) Navitas’ ability to diversify its customer base and develop relationships in new markets; (v) the level of demand in Navitas’ customers’ end markets; (vi) Navitas’ ability to attract, train and retain key qualified personnel; (vii) changes in trade policies, including the imposition of tariffs; (viii) the impact of the COVID-19 pandemic on Navitas’ business, results of operations and financial condition; (ix) the impact of the COVID-19 pandemic on the global economy; (x) the ability of Navitas to maintain compliance with certain U.S. Government contracting requirements; (xi) regulatory developments in the United States and foreign countries; and (xii) Navitas’ ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of Live Oak II is not obtained; (iii) the outcome of any legal proceedings that may be instituted against Live Oak II or Navitas following announcement of the proposed transaction; (iv) the risk that the proposed transaction disrupts Live Oak II’s or Navitas’ current plans and operations as a result of the announcement of the proposed transaction; (v) costs related to the proposed transaction; (vi) failure to realize the anticipated benefits of the proposed transaction; (vii) risks relating to the uncertainty of the projected financial information with respect to Navitas; (viii) risks related to the rollout of Navitas’ business and the timing of expected business milestones; (ix) the effects of competition on Navitas’ business; (x) the amount of redemption requests made by Live Oak II’s public stockholders; (xi) the ability of Live Oak II or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and (xii) those factors discussed in Live Oak II’s registration statement on Form S-4 (File No. 333-256880) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) and Live Oak II’s final prospectus filed with the SEC on December 4, 2020 under the heading “Risk Factors” and other documents of Live Oak II filed, or to be filed, with the SEC.

If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that neither Live Oak II nor Navitas presently know or that Live Oak II and Navitas currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Live Oak II’s and Navitas’ expectations, plans or forecasts of future events and views as of the date of this press release. Live Oak II and Navitas anticipate that subsequent events and developments will cause Live Oak II’s and Navitas’ assessments to change. However, while Live Oak II and Navitas may elect to update these forward-looking statements at some point in the future, Live Oak II and Navitas specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Live Oak II’s and Navitas’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

In connection with the proposed transaction, Live Oak II has filed the Registration Statement with the SEC, which includes a proxy statement/prospectus of Live Oak II. Live Oak II also plans to file other documents and relevant materials with the SEC regarding the proposed transaction. The Registration Statement has been cleared by the SEC, and a definitive proxy statement/prospectus has been mailed to the stockholders of Live Oak II. SECURITYHOLDERS OF LIVE OAK II AND NAVITAS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Live Oak II and Navitas once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Live Oak II and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Live Oak II in connection with the proposed transaction. Navitas and its officers and directors may also be deemed participants in such solicitation. Securityholders may obtain more detailed information regarding the names, affiliations and interests of certain of Live Oak II’s executive officers and directors in the solicitation by reading Live Oak II’s Annual Report on Form 10-K filed with the SEC on March 25th, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of Live Oak II’s participants in the solicitation, which may, in some cases, be different than those of Live Oak II’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed transaction when it becomes available.

Contact Information

Stephen Oliver, VP Corporate Marketing & Investor Relations

ir@navitassemi.com

Navitas Semiconductor, GaNFast, and the Navitas logo are trademarks or registered trademarks of Navitas Semiconductor Limited. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

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